UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	Page 2 of 11

1.	Name of reporting person Discovery Communications, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,000,000
11.	Aggregate amount beneficially owned by each reporting person 5,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 3.36% (2)
14.	Type of reporting person CO

(1).	See the last paragraph of Item 5 below.
(2).	All percentages are based on information contained in the Issuer’s Form S-3 filed on November 12, 2015, which disclosed that there were 148,620,773 Common Shares of the Issuer outstanding as of November 11, 2015.

CUSIP No. 535919203	Page 3 of 11

1.	Name of reporting person Discovery Lightning Investments Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,000,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,000,000
11.	Aggregate amount beneficially owned by each reporting person 5,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 3.36% (2)
14.	Type of reporting person CO

(1).	See the last paragraph of Item 5 below.
(2).	All percentages are based on information contained in the Issuer’s Form S-3 filed on November 12, 2015, which disclosed that there were 148,620,773 Common Shares of the Issuer outstanding as of November 11, 2015.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed jointly by Discovery Communications, Inc. (“DCI”) and Discovery Lightning Investments Ltd. (“DLI”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report an acquisition of Common Shares, no par value, of the Issuer (the “Common Shares”).

Item 1	Security and Issuer

Common Shares, no par value.

Lions Gate Entertainment Corp.

250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8

2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Discovery Communications, Inc.	One Discovery Place Silver Spring, Maryland 20910	Global Media Company	U.S.A.

Discovery Lightning Investments Ltd.	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Holding investment in Issuer	United Kingdom

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding the officers and directors of DCI and DLI is set forth on Annex A hereto.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

Item 3	Source and Amount of Funds or Other Consideration

DLI, a wholly owned subsidiary of DCI, acquired 5,000,000 Common Shares for an aggregate purchase price of $195,100,000. DLI funded the purchase from cash on hand.

Item 4	Purpose of Transaction

On November 10, 2015, DLI entered into a Share Purchase Agreement (the “Share Purchase Agreement”) by and among certain funds affiliated with MHR Fund Management LLC (“MHR Fund Management”) (such funds, the “Selling Shareholders”), Liberty Global Incorporated Limited, a limited company organized under the laws of England and Wales (“Liberty”), and, solely for the limited purpose set forth in the Share Purchase Agreement, Liberty Global plc, a public limited company organized under the laws of England and Wales (“Liberty Parent”), and DCI, pursuant to which DLI agreed to purchase 5,000,000 Common Shares in the aggregate from the Selling Shareholders (collectively, the “Sales”). The Sales were consummated on November 12, 2015.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the Common Shares described in this Schedule 13D for investment purposes and in anticipation of a long-term strategic partnership between the Reporting Persons and the Issuer. Pursuant to the terms of the Investor Rights Agreement (as defined and described in Item 6 below) entered into in connection with its acquisition of the Common Shares, DCI has the right to nominate a member of the board of directors of the Issuer (the “Board”). On November 12, 2015, Mr. David M. Zaslav, the President and Chief Executive Officer of DCI, was appointed as a member of the Board, which simultaneously increased in size to 14 directors. The description of the Investor Rights Agreement in Item 6 is incorporated herein by reference.

Consistent with the Reporting Persons’ investment purposes, subject to the terms of the Voting and Standstill Agreement (as defined in Item 6 below), the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the Board or other relevant parties, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives, future plans of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the shares. The description of the Voting and Standstill Agreement in Item 6 is incorporated herein by reference.

Subject to the terms of the Voting and Standstill Agreement, depending on various factors, including but not limited to the Issuer’s business, prospects, financial position and strategic direction, actions taken by the Board, other investment opportunities available to the Reporting Persons, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take any actions with respect to their investment in the Issuer as they deem appropriate. The Reporting Persons intend to review their investment continually and evaluate on an ongoing basis various alternatives that are or may become available with respect to the Issuer and its securities. Subject to the terms of the Voting and Standstill Agreement, the Reporting Persons may from time to time acquire additional equity or debt securities or other instruments of the Issuer or dispose of such equity or debt securities or other instruments in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Subject to the terms of the Voting and Standstill Agreement, any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D. Any actions taken by the Reporting Persons shall at all times be consistent with their obligations under the Voting and Standstill Agreement.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

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The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

DLI holds 5,000,000 Common Shares of the Issuer directly. Because DLI is an indirect wholly-owned subsidiary of DCI, DCI may be deemed to beneficially own the 5,000,000 Common Shares held directly by DLI, and share voting and investment power over such shares.

DLI is required to vote the Common Shares beneficially owned by it in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6, which is incorporated herein by reference. DLI is also subject to restrictions on the sale of its Common Shares pursuant to the Investor Rights Agreement and the Pledge Agreement (as defined in Item 6). See the description of the Investor Rights Agreement and the Pledge Agreement in Item 6, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Selling Shareholders or their affiliates, including Mark H. Rachesky, M.D., John C. Malone, Liberty Parent or Liberty. As a result of the agreements described in Item 6 below, the Reporting Persons may be deemed to beneficially own and share voting power over the common shares owned by the Selling Shareholders, Liberty and John C. Malone and certain of their affiliates. Based on Amendment Number 20 to Schedule 13D, filed with the SEC on November 13, 2015, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC and Mark H. Rachesky, M.D., various funds affiliated with MHR Fund Management (including the Selling Shareholders) and Mark H. Rachesky, M.D. beneficially own an aggregate of 30,269,229 Common Shares of the Issuer (approximately 20.4% of the total number of Common Shares outstanding). Based on a Schedule 13D filed with the SEC on the date hereof by Mr. Malone, Mr. Malone beneficially owns 4,967,695 Common Shares (approximately 3.3% of the total number of Common Shares outstanding), including (A) 306,500 Common Shares held by the Malone Family Foundation and 250,000 Common Shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (B) 539,657 Common Shares held by The John C. Malone June 2003 Charitable Remainder Unitrust and 3,871,538 Common Shares held by the Malone Starz 2015 Charitable Remainder Unitrust. Mr. Malone is also a director of DCI and, based on a Form 4 filed by Mr. Malone on November 4, 2015 and May 2, 2015, beneficially owns shares representing approximately 21.5% of its votes. Based on a Schedule 13D filed with the SEC on the date hereof by Liberty and Liberty Parent, Liberty Parent owns an aggregate of 5,000,000 Common Shares of the Issuer. Liberty is a wholly owned subsidiary of Liberty Parent. Mr. John C. Malone is a director and chairman of the board of Liberty Parent. Mr. Malone holds shares representing approximately 25% of the votes of Liberty Parent, based on Liberty Parent’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2015.

(c) On November 12, 2015, DLI consummated the purchase of 5,000,000 Common Shares at a price of $39.02 per share pursuant to the Share Purchase Agreement. See the description of the Share Purchase Agreement in Item 4 above, which is incorporated herein by reference.

On November 12, 2015, DLI entered into the Collar Transaction described in Item 6 under “Collar Transaction”, which is incorporated herein by reference.

(d) DLI is obligated to share with the Bank (as defined in Item 6 below) the economic benefit of any dividends paid during the term of the pledge described in Item 6 below based on a formula that takes into account a theoretical hedging position by the Bank. See Item 6 below.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Investor Rights Agreement.

On November 10, 2015, DCI and DLI entered into an investor rights agreement (the “Investor Rights Agreement”) with the Issuer, Liberty Parent, Liberty, and affiliates of MHR Fund Management. Pursuant to the Investor Rights Agreement, the Issuer has agreed to expand the size of its Board to 14 members and to appoint (a) Michael T. Fries, President and Chief Executive Officer of Liberty Global plc, (b) David M. Zaslav, President and Chief Executive Officer of DCI, and (c) Emily Fine, a Principal of MHR Fund Management, as directors to fill the resulting vacancies, effective as promptly as practicable on or after November 12, 2015, subject to the terms and conditions thereof.

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The Investor Rights Agreement provides that (1) for so long as funds affiliated with MHR Fund Management beneficially own at least 10,000,000 common shares in the aggregate, the Issuer will include three designees of MHR Fund Management (at least one of whom will be an independent director and will be subject to Board approval) on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders and (2) for so long as funds affiliated with MHR Fund Management beneficially own at least 5,000,000, but less than 10,000,000, common shares in the aggregate, the Issuer will include one designee of MHR Fund Management on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders. Mark H. Rachesky, M.D., the Chairman of the Board of the Issuer, and Ms. Fine count as designees of MHR Fund Management.

In addition, the Investor Rights Agreement provides that (1) for so long as Liberty Parent and DCI (together with certain of their affiliates) beneficially own at least 10,000,000 common shares in the aggregate, the Issuer will include one designee of Liberty Parent and one designee of DCI on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders and (2) for so long as Liberty Parent and DCI (together with certain of their affiliates) beneficially own at least 5,000,000, but less than 10,000,000, common shares in the aggregate, the Issuer will include one designee of Liberty Parent and DCI, collectively, on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders, selected by (a) Liberty Parent, if Liberty Parent individually exceeds such 5,000,000 common share threshold but DCI does not, (b) DCI, if DCI individually exceeds such 5,000,000 common share threshold but Liberty Parent does not and (c) Liberty Parent and DCI, jointly, if neither Liberty Parent nor DCI individually exceeds such 5,000,000 common share threshold. Mr. Zaslav counts as a designee of DCI and Mr. Fries counts as a designee of Liberty Parent.

Under the Investor Rights Agreement, Liberty Parent and DCI (together with certain of their affiliates) have agreed that they will not sell or transfer any of their common shares until November 10, 2016. After November 10, 2016, Liberty Parent and DCI (together with certain of their affiliates) have agreed that if they sell or transfer any of their common shares to a shareholder or group of shareholders that beneficially own 5% or more of the common shares, or that would result in a person or group of persons beneficially owning 5% or more of the common shares, any such transferee would have to agree to the standstill, transfer and voting provisions set forth in the Investor Rights Agreement and the Voting and Standstill Agreement (which is described below), subject to certain exceptions set forth in the Investor Rights Agreement.

In addition, Liberty Parent and DCI have agreed to not solicit or hire any members of the Issuer’s senior management until November 10, 2018, subject to certain exceptions. The Issuer has also agreed to provide Liberty Parent, DCI and MHR Fund Management with certain pre-emptive rights on common shares that the Issuer may issue in the future for cash consideration. Furthermore, the Issuer has agreed that, until November 10, 2020, the Issuer will not adopt a “poison pill” or “shareholder rights plan” that would prevent Liberty Parent, DCI and Mr. Malone (together with certain of their affiliates) from beneficially owning at least 18.5% of the outstanding voting power in the aggregate.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Voting and Standstill Agreement.

On November 10, 2015, DCI and DLI entered into a voting and standstill agreement with the Issuer, Liberty Parent, Liberty, Mr. Malone and certain affiliates of MHR Fund Management (the “Voting and Standstill Agreement”). Under the Voting and Standstill Agreement, Liberty, DLI and Mr. Malone have agreed that, until November 10, 2020 (the “Standstill Period”), they (together with certain of their affiliates) will not beneficially own more than 18.5% of the Issuer’s outstanding voting power in the aggregate.

During the Standstill Period, Liberty Parent, DCI and Mr. Malone have each agreed to vote, in any vote of the Issuer’s shareholders, all of the common shares beneficially owned by them (together with certain of their affiliates) in the aggregate in excess of 13.5% of the Issuer’s outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Parent, DCI and Mr. Malone (together with certain of their affiliates). After the expiration of the Standstill Period, Liberty

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Parent, DCI and Mr. Malone have agreed to vote, in any vote of the Issuer’s shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving the Issuer or any of the Issuer’s subsidiaries (and any proposal relating to the issuance of capital, increase in the authorized capital or amendment to any constitutional documents in connection with any of the foregoing), all of the common shares beneficially owned by them (together with certain of their affiliates) in excess of 18.5% of the Issuer’s outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Parent, DCI and Mr. Malone (together with certain of their affiliates). Although the Common Shares beneficially owned by each of DLI, Liberty and Mr. Malone will be aggregated for purposes of determining compliance with such ownership restrictions, the Reporting Persons do not have any agreement with Liberty or Mr. Malone regarding such limitation.

In addition, each of Liberty Parent, DCI, Mr. Malone and MHR Fund Management (together with certain of their affiliates) has agreed that as long as any of them have the right to nominate at least one representative to the Issuer’s Board, each of them will vote all of the Issuer’s common shares owned by them (together with certain of their affiliates) in favor of each of the other’s respective director nominees, subject to certain exceptions set forth in the Voting and Standstill Agreement. Furthermore, each of Liberty Parent, DCI, Mr. Malone and MHR Fund Management (together with certain of their affiliates) has agreed that, through the first anniversary of the Issuer’s 2016 Annual Meeting of Shareholders, each of them will take any and all action necessary to propose and support the continued appointment of Dr. Rachesky as Chairman of the Board and in favor of the other director nominees recommended by the Board.

Under the Voting and Standstill Agreement, Liberty Parent, DCI and Mr. Malone (together with certain of their affiliates) have also agreed that if they sell or transfer any of their common shares to a shareholder or group of shareholders that beneficially own 5% or more of our common shares, or that would result in a person or group of persons beneficially owning 5% or more of our common shares, any such transferee would have to agree to the standstill, transfer and voting provisions set forth in the Investor Rights Agreement and the Voting and Standstill Agreement.

The Voting and Standstill Agreement also includes certain other standstill restrictions on Liberty Parent, DCI and Mr. Malone that will be in effect during the Standstill Period.

The foregoing description of the Voting and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Registration Rights Agreements.

On November 10, 2015, DLI entered into a registration rights agreements with the Issuer, which provides DLI (together with certain of their affiliates) with certain registration rights, subject to the terms and conditions set forth therein. Among other things, DLI will be entitled to two demand registration rights to request that the Issuer register all or a portion of its common shares. In addition, in the event that the Issuer proposes to register any of the Issuer’s equity securities or securities convertible into or exchangeable for the Issuer’s equity securities, either for the Issuer’s own account or for the account of other security holders, DLI will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to customary limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a registration statement on Forms S-4 or S-8 or certain other exceptions, DLI will be entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

The registration rights described above will terminate on the first anniversary of the date that the DLI (together with certain of its affiliates) both (i) beneficially owns less than 2,971,601 common shares, subject to equitable adjustment (which amount, for the avoidance of doubt, represents approximately 2% of the Issuer’s common shares outstanding), and (ii) ceases to have a designated representative on the Board.

Liberty has entered into a similar registration rights agreement with the Issuer.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

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Collar Transaction.

On November 12, 2015, DLI entered into the Collar Transaction (the “Collar Transaction”) with Bank of America, N.A. (the “Bank”), pursuant to which DLI wrote covered call options and purchased put options over an aggregate of 2,500,000 Common Shares. The Collar Transaction is divided into three individual tranches (each a “Tranche”) with each Tranche divided into 25 individual components (each a “Component”); the expiration dates of the options included in the Components constituting Tranche 1 are the 25 trading days from July 25, 2019 through August 28, 2019, inclusive; the expiration dates of the options included in the Components constituting Tranche 2 are the 25 trading days from October 23, 2020 through November 30, 2020, inclusive; and the expiration dates of the Components constituting Tranche 3 are the 25 trading days from January 25, 2022 through March 1, 2022, inclusive. Each Component relates to 33,334 Common Shares (or, in the case of the options included in the Components having the final expiration date for each Tranche, 33,317 Common Shares in the case of Tranche 1 and Tranche 2 and 33,318 Common Shares in the case of Tranche 3). On the relevant expiration date for each Component:

a. the call option will automatically be exercised if the volume weighted average trading price of the Common Shares on such date (the “Reference Price”) is greater than $52.677 (the “Call Strike Price”);

b. the put option will automatically be exercised if the Reference price is less than $33.167 (the “Put Strike Price”); and

c. the call right and the put right will expire unexercised if the Reference Price is equal to or greater than the Put Strike Price but less than or equal to the Call Strike Price.

The options will be settled in cash unless DLI elects physical settlement. In exchange for the Bank’s entering into the Transaction, DLI paid the Bank a premium of $ 3,599,595.00 and pledged 2,500,000 Common Shares of the Issuer (the “Pledged Shares”) to the Bank to secure its obligations under the Collar Transaction. In most circumstances, DLI retained voting rights in the Pledged Shares during the term of the pledge, but DLI is obligated to share with the Bank the economic benefit of any dividends paid during the term of the pledge based on a formula that takes into account a theoretical hedging position by the Bank.

DLI has been advised that the Bank established its initial hedging short position in relation to the Collar Transaction (as well as in relation to a concurrent prepaid variable forward transaction with respect to shares held by Liberty in an underwritten public offering of borrowed Common Shares through J.P. Morgan Securities LLC (the “Underwriter”). In connection with that underwritten offering, DLI became a party to the underwriting agreement (the “Underwriting Agreement”) dated as of November 12, 2015 among the Issuer, the Bank, the Underwriter and Liberty. Under the terms of the Underwriting Agreement, DLI agreed not to sell or otherwise transfer any Common Shares, subject to exceptions, for 90 days after November 12, 2015, without the prior written consent of the Underwriter.

The foregoing description of the Collar Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Pledge Agreement, the Collar Confirmation and the Underwriting Agreement, which are filed as Exhibits 99.5, 99.6 and 99.8 hereto, and incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of November 20, 2015, by and between Discovery Communications, Inc. and Discovery Lightning Investments Ltd.

99.2	Voting and Standstill Agreement, dated as of November 10, 2015, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery Communications, Inc., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C.

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Malone and affiliates of MHR Fund Management, LLC (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) of the Issuer filed with the Securities and Exchange Commission on November 10, 2015).

99.3	Investor Rights Agreement, dated as of November 10, 2015, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery Communications, Inc., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd. and affiliates of MHR Fund Management, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) of the Issuer filed with the Securities and Exchange Commission on November 10, 2015).

99.4	Registration Rights Agreement, dated as of November 10, 2015, by and among Lions Gate Entertainment Corp. and Discovery Lightning Investments Ltd (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) of the Issuer filed with the Securities and Exchange Commission on November 10, 2015).

99.5	Pledge Agreement, dated as of November 12, 2015, by and between Discovery Lightning Investments Ltd. and Bank of America, N.A.

99.6	Collar Confirmation, dated as of November 12, 2015, by and between Discovery Lightning Investments Ltd. and Bank of America, N.A.

99.7	Share Purchase Agreement, dated as of November 10, 2015, by and among Discovery Lightning Investments Ltd, each of the Selling Stockholders, Liberty Global Incorporated Limited and, solely for the limited purpose set forth in the Share Purchase Agreement and Liberty Global plc, Discovery Communications, Inc. (incorporated herein by reference to Exhibit 99.1 to Amendment Number 20 to Schedule 13D, filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Mark H. Rachesky, M.D. with the Securities and Exchange Commission on November 13, 2015).

99.8	Underwriting Agreement, dated as of November 12, 2015, by and among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., Bank of America, N.A. and the underwriters party thereto (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K (file number 1-14880) of the Issuer filed with the Securities and Exchange Commission on November 13, 2015).

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 20, 2015

DISCOVERY COMMUNICATIONS, INC.

By:	/s/ David M. Zaslav
	Name:	David M. Zaslav
	Title:	President and Chief Executive Officer

DISCOVERY LIGHTNING INVESTMENTS LTD.

By:	/s/ Roanne Weekes
	Name:	Roanne Weekes
	Title:	Director

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Annex A

Directors and Executive Officers of Discovery Communications, Inc.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship

David M. Zaslav	One Discovery Place Silver Spring, Maryland 20910	Director, President and Chief Executive Officer	U.S.A

Andrew Warren	One Discovery Place Silver Spring, Maryland 20910	Senior Executive Vice President and Chief Financial Officer	U.S.A

Kurt T. Wehner	One Discovery Place Silver Spring, Maryland 20910	Executive Vice President and Chief Accounting Officer	U.S.A

Jean-Briac Perrette Born	One Discovery Place Silver Spring, Maryland 20910	President, Discovery Networks International	U.S.A/France

Adria Alpert Romm	One Discovery Place Silver Spring, Maryland 20910	Chief Human Resources & Global Diversity Officer	U.S.A

Bruce L. Campbell	One Discovery Place Silver Spring, Maryland 20910	Chief Development, Distribution & Legal Officer	U.S.A

Paul Guagliardo	One Discovery Place Silver Spring, Maryland 20910	Chief Commercial Officer	U.S.A

David C. Leavy	One Discovery Place Silver Spring, Maryland 20910	Chief Communications Officer & Senior Executive Vice President, Corporate Marketing and business Operations	U.S.A

S. Decker Anstrom	One Discovery Place Silver Spring, Maryland 20910	Director	U.S.A

Robert R. Beck	One Discovery Place Silver Spring, Maryland 20910	Director; Independent Financial Consultant	U.S.A

Robert R. Bennett	One Discovery Place Silver Spring, Maryland 20910	Director; Managing Director of Hilltop Investments	U.S.A

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Paul A. Gould	One Discovery Place Silver Spring, Maryland 20910	Director; Managing Director, Allen & Company, LLC	U.S.A

John C. Malone	One Discovery Place Silver Spring, Maryland 20910	Director; Chairman of Liberty Media Company, Liberty Interactive Corporation, Liberty Global, Inc. and Liberty TripAdvisor Holdings, Inc.	U.S.A

Robert J. Miron	One Discovery Place Silver Spring, Maryland 20910	Director and Chairman	U.S.A

Steven A. Miron	One Discovery Place Silver Spring, Maryland 20910	Director; CEO of BrightHouse Networks and Advance/Newhouse Communications	U.S.A

M. LaVoy Robison	One Discovery Place Silver Spring, Maryland 20910	Director; Director, The Anschutz Foundation	U.S.A

J. David Wargo	One Discovery Place Silver Spring, Maryland 20910	Director; President, Wargo & Company, Inc.	U.S.A

Directors and Executive Officers of Discovery Lightning Investments Ltd.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship

Dominic Coles	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, Chief Financial Officer and Chief Operating Officer, DCI, Northern Europe	U.K.

Nicolas Bonard	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, Discovery Global Enterprises	Switzerland

Roanne Weeke	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, DNI Controller	Australia

Other than Mr. Malone (whose beneficial ownership is disclosed in item 5), to the knowledge of DCI and DLI, none of the foregoing directors or executive officers of DCI or DLI beneficially own any Issuer

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Common Shares. None of the directors or executive officers of DCI or DLI has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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